SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                      Freeport-McMoRan Copper & Gold, Inc.
                                 (Name of Issuer)

      Gold-Denominated Preferred Stock, Series II, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D881
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,097,700 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II (the "Depositary Shares"), which constitutes approximately 25.5% of the total number of Depositary Shares outstanding. All ownership percentages set forth herein assume that there are 4,305,580 Depositary Shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 76,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 76,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     76,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.8%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 191,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 191,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     191,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.4%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Perry R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 81,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 81,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     81,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 81,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 81,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     81,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     CFW-C, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 668,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 668,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     668,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 15.5%


14.  Type of Reporting Person: PN

------------------------
(1) Power is exercised by its managing general partner, Thomas M. Taylor & Co.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 25, 1996 (the "Schedule 13D"), relating to the depositary shares representing 0.05 shares each of Gold-Denominated Preferred Stock, Series II, par value $0.10 per share (the "Stock"), of Freeport-McMoRan Copper & Gold, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass, Inc. ("PRB, Inc."), Sid R. Bass Management Trust ("SRBMT"), Lee M. Bass ("LMB") and CFW-C, L.P., ("CFW-C").
BMT, PRB, Inc., SRBMT, LMB and CFW-C are sometimes hereinafter collectively referred to as the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass ("SRB"), Thomas M. Taylor & Co., ("TMT") and Thomas M. Taylor ("Taylor"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     Edward P. Bass shall not be a Reporting Person on this or future filings on Schedule 13D.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of PRB, Inc.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     PRB, Inc.

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of PRB, Inc. are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS         OR EMPLOYMENT

PRB                 See answers above.       See answers above.

NLB                 See answers above.       See answers above.

SRB                 See answers below.       See answers below.

William H. Medary   201 Main Street,         Executive Vice President
                    Suite 2700               of PRB, Inc., President and
                    Fort Worth, Texas 76102  Chief Operating Officer of each
                                             of SRB, Inc. and LMB, Inc. (each
                                             defined below)

Peter Sterling      201 Main Street,         Vice President of Finance of
                    Suite 3200               PRB, Inc., SRB, Inc. and
                    Fort Worth, Texas 76102  LMB, Inc.

W. R. Cotham        201 Main Street,         Vice President/Controller
                    Suite 2600               of Bass Enterprises Production
                    Fort Worth, Texas 76102  Co. ("BEPCO")

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to one of its Trustees, PRB, is set forth above. Information with respect to its two other Trustees, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     CFW-C

     CFW-C is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CFW-C, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TMT, the managing general partner of CFW-C, is set forth below.

     TMT

       TMT is a Texas corporation, the principal business of which is providing investment consulting services to third parties. The principal business address of TMT, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT are as follows:


                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of TMT
                    Suite 3200
                    Fort Worth, Texas 76102

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    BEPCO

William P. Hallman, 201 Main Street          Member of the law firm
  Jr.               Suite 2500                 of Kelly, Hart &
                    Fort Worth, Texas 76102    Hallman

A.A. Butler         201 Main Street          Vice President of TMT
                    Suite 3200
                    Fort Worth, Texas 76102

Gary Reese          201 Main Street          Treasurer of BEPCO
                    Suite 2600
                    Fort Worth, Texas 76102

     Taylor

     See answers above.


     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Depositary Shares are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       BMT             Trust Funds (1)        $ 2,311,792.92

       PRB, Inc.       Working Capital (2)    $ 8,685,632.88

       SRBMT           Trust Funds (1)        $ 2,404,593.40

       LMB             Personal Funds (3)     $ 2,404,611.99

       CFW-C           Working Capital(2)     $ 8,385,498.00

       (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

       (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

       Reporting Persons

       BMT

       The aggregate number of Depositary Shares that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 76,000, which constitutes approximately 1.8% of the outstanding Depositary Shares.

       PRB, Inc.

       The aggregate number of Depositary Shares that PRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 191,000, which constitutes approximately 4.4% of the outstanding Depositary Shares.

       SRBMT

       The aggregate number of Depositary Shares that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 81,000, which constitutes approximately 1.9% of the outstanding Depositary Shares.

       LMB

       The aggregate number of Depositary Shares that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 81,000, which constitutes approximately 1.9% of the outstanding Depositary Shares.

       CFW-C

       The aggregate number of Depositary Shares that CFW-C owns beneficially, pursuant to Rule 13d-3 of the Act, is 668,700, which constitutes approximately 15.5% of the outstanding Depositary Shares.

       Controlling Persons

       PRB

       Because of his positions as sole trustee and as a trustor of BMT and because of his position as the President of PRB, Inc., PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 267,000 Depositary Shares, which constitutes approximately 6.2% of the outstanding Depositary Shares.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 76,000 Depositary Shares, which constitutes approximately 1.8% of the outstanding Depositary Shares.

       SRB

       Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 81,000 Depositary Shares, which constitutes approximately 1.9% of the outstanding Depositary Shares.

       TMT

       In its capacity as managing general partner of CFW-C, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 668,700 Depositary Shares, which constitutes approximately 15.5% of the outstanding Depositary Shares.

       Taylor

       In his capacity as President of TMT, managing general partner of CFW-C, Taylor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 668,700 Depositary Shares, which constitutes approximately 15.5% of the outstanding Depositary Shares.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

       (b)

       Controlling Persons

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,000 Depositary Shares.

       PRB, Inc.

       Acting through its President, PRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 191,000 Depositary Shares.

       SRBMT

       Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 81,000 Depositary Shares.

       LMB

       LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 81,000 Depositary Shares.

       CFW-C

       Acting through its managing general partner, CFW-C has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 668,700 Depositary Shares.

       Reporting Persons

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,000 Depositary Shares. In his capacity as President of PRB, Inc., PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 191,000 Depositary Shares.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

       SRB

       Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 81,00 Depositary Shares.

       TMT

       In its capacity as managing general partner of CFW-C, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 668,700 Depositary Shares.

       Taylor

       In his capacity as President of TMT, managing general partner of CFW-C, Taylor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 668,700 Depositary Shares.

       (c) During the past 60 days, the Reporting Persons have purchased Depositary Shares in transactions on the New York Stock Exchange, as follows:

REPORTING                         NO. OF SHARES        PRICE PER
 PERSON            DATE             PURCHASED            SHARE

SRBMT             07-28-98           5,000             $18.56
LMB               07-28-98           5,000              18.56
CFW-C             08-21-98         668,700              12.54

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Depositary Shares during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Shares owned by such Reporting Person.

      (e)   Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
                  13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --   Agreement and Power of Attorney pursuant to Rule
                                    13d-1(k)(1)(iii), filed herewith.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   August 24, 1998

                                    PERRY R. BASS, INC.


                                    By:  /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Vice President and Secretary


                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THE BASS MANAGEMENT TRUST (1)
                                          SID R. BASS MANAGEMENT TRUST (2)
                                          LEE M. BASS (3)



                                    CFW-C, L.P.

                                    By:  Thomas M. Taylor & Co., managing
                                          general partner



                                    By: /s/ W.R. Cotham
                                        W.R. Cotham, Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.